================================================================================

                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934
                     For the quarter ended December 31, 1999


                        Commission File Number 000-27811


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)


                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X             Form 40-F
                              -----                    -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                            -----               -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

                               TABLE OF CONTENTS:

     1.  Other Events

     On January 21, 2000 in Singapore, the Company announced its earnings for the fourth quarter and year ended December 31, 1999. A copy of the Company's press release dated January 21, 2000, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


     2.  Exhibits

     99.1  Press release of the Company dated January 21, 2000.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: January 24, 2000

                                   CHARTERED SEMICONDUCTOR
                                   MANUFACTURING LTD



                                   By:    /s/ CHIA SONG HWEE
                                          ------------------------
                                   Name:  Chia Song Hwee
                                   Title: Chief Financial Officer

                                 EXHIBIT INDEX


     99.1  Press release of the Company dated January 21, 2000.